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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 --------------

                                 SCHEDULE 14D-9
                Solicitation/Recommendation Statement Pursuant to
             Section 14(d)(4) of the Securities Exchange Act of 1934


                        ELRON ELECTRONIC INDUSTRIES LTD.
                            (Name of Subject Company)



                        ELRON ELECTRONIC INDUSTRIES LTD.
                       (Name of Persons Filing Statement)

       Ordinary Shares, nominal value 0.003 New Israeli Shekels per share
                         (Title of Class of Securities)

                                    290160100

                      (CUSIP Number of Class of Securities)

                               Paul Weinberg, Adv.
                      General Counsel & Corporate Secretary
                        Elron Electronic Industries Ltd.
              3 Azrieli Center, 42nd Floor, Tel-Aviv 67023, Israel

                                (972-3) 607-5555

                                 With a copy to:

                             Richard H. Gilden, Esq.
                       Kramer Levin Naftalis & Frankel LLP
                           1177 Avenue of the Americas
                            New York, New York 10036
                                Tel: 212-715-9486

     (Names, addresses and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.





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Item 1.  Subject Company Information

         The name of the subject company is Elron Electronic Industries Ltd., a company organized and existing under the laws of Israel (the "Company"), and the address of the principal executive offices of the Company is 3 Azrieli Center, Triangle Building, 42nd Floor, Tel Aviv 67023, Israel and its telephone number at this address is 972-3-607-5555.

         The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 relates is the ordinary shares, par value NIS 0.003 per share, of the Company (the "Ordinary Shares"). As of October 30, 2006, 2006, there were 29,544,955 issued and outstanding shares of the Company.

Item 2.  Identity and Background of Filing Person

         The filing person is the subject company.

         This Statement relates to the cash tender offer by Discount Investment Corporation Ltd., a corporation organized and existing under the laws of Israel (the "Purchaser"), offering to purchase 4,440,000 of the outstanding Ordinary Shares at a price of US $12 per share, net to the seller (subject to withholding taxes, as applicable), without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 25, 2006 and the related Letter of Transmittal (which, as amended or supplemented from time to time, collectively constitute the "Offer"). The address of the principal executive offices of Purchaser is 3 Azrieli Center, Triangle Building, 44th Floor, Tel Aviv 67023, Israel.

Item 3. Past Contacts, Transactions, Negotiations and Agreements

         The Company has relationships with the Purchaser and its affiliates, officers and directors, and some of the affiliates, officers and directors of the Company have relationships with the Company, the Purchaser and their respective affiliates, officers and directors, that present them with potential conflicts of interest in connection with the Offer. These arrangements are described below.

         As a result of the Purchaser's beneficial ownership of approximately 48% of the Company's issued and outstanding shares and the Purchaser's significant influence over the election of the Company's directors, the Purchaser may be deemed to exert substantial influence over the Company.

         The following directors, officers or employees of the Company also serve as directors or officers of the Purchaser or have other affiliations with the Purchaser. Accordingly, they may have an interest that the Offer succeeds.


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     o    Mr. Ami Erel, the Company's Chairman, is the Purchaser's President and
          Chief Executive Officer. He currently holds certain options to purchase Ordinary Shares (see "Compensation of Company's Chairman" below.). Mr. Erel is also entitled to acquire a portion of the securities acquired by the Company in two of the Company's group companies, Galil Medical Ltd and Wavion, Inc.

     o Mr. Ari Bronshtein, a director of the Company, is a Vice - President of the Purchaser.

     o Mr. Nochi Dankner, a director of the Company, is the Chairman of the Purchaser's board of directors. He also serves as Chairman of IDB Development Corporation Ltd. ("IDBD"), the Purchaser's parent company, and of IDB Holding Corporation Ltd. ("IDBH"), IDBD's controlling shareholder.

     o Mr. Avi Fischer, a director of the Company, is a member of the Purchaser's board of directors. He also serves as Deputy Chairman of IDBD and as Executive Vice-President of IDBH.

     o Mr. Dori Manor, a director of the Company, is a member of the Purchaser's board of directors. He is also a member of the boards of directors of IDBD and IDBH. Mr. Manor is the son of Ruth and Isaac Manor, who are affiliated with IDBH and the Purchaser.

     o Mr. Shay Livnat, a director of the Company, is a member of the board of directors of IDBD. Mr. Livnat is the son of Avraham Livnat , who is affiliated with IDBH and the Purchaser.

     o Mr. Assaf Topaz, Vice-President of the Company, is the husband of Michal Topaz, who is the daughter of Isaac and Ruth Manor (who are affiliated with IDBH and the Purchaser), and the sister of Mr. Dori Manor (a member of the Company's board of directors).

          The Clal Insurance Group, comprising of Clal Insurance Enterprises Holdings Ltd. ("Clal Insurance") and its subsidiaries, holds, to the best of the Company's knowledge, 183,746 Ordinary Shares including 170,167 shares, held for members of the public through, among others, provident funds, mutual funds, pension funds and insurance policies, which are managed by companies controlled by Clal Insurance, with respect to which Clal Insurance does not have any voting or dispositive power. Clal Insurance is a majority owned subsidiary of IDBD. Clal Finance Batucha Investment Management Ltd., the Israeli depository in connection with the Offer, is a wholly owned subsidiary of Clal Insurance.

     Related Party Transactions

         Mutual Investments. The following is a brief description of the companies in which both the Company or its affiliates and the Purchaser have or had, in the past two


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years, an equity interest. Consequently, in the past two years the Company has entered, and may in the future enter, into transactions with such companies that involve the Purchaser, as a co-investor or otherwise.

     o Given Imaging Ltd. Given Imaging Ltd. ("Given") is an Israeli company engaged in the development and commercialization of a unique system for the diagnosis of gastrointestinal disorders and diseases, based on an ingested capsule containing a miniature video camera, whose shares are traded on the Nasdaq Global Market and on the Tel Aviv Stock Exchange ("TASE"). The Purchaser, the Company and RDC Rafael Development Corporation Ltd. ("RDC) currently hold approximately 14.3%, 16.5% and 9.5% interest in Given, respectively. RDC is a subsidiary of DEP Technology Holdings Ltd. ("DEP"), a wholly owned subsidiary of the Company.

          In September 2003, the Purchaser and the Company entered into a Voting Agreement, pursuant to which, among other things, each party agreed to vote its respective ordinary shares of Given at all meetings of shareholders of Given as shall be mutually agreed between the Purchaser and the Company. With regard to the election of directors, the Purchaser agreed to vote all of the Given shares held by the Purchaser in favor of any nominees to the board of directors of Given proposed by the Company. The initial term of the Voting Agreement expires on the first anniversary thereof and renews automatically for additional one year periods, unless terminated by either party by written notice delivered to the other party at least 30 days prior to the end of the initial period or any subsequent period, as applicable, or unless earlier terminated in writing by all parties thereto. In any event, the Voting Agreement terminates when either party ceases to hold Given shares.

     o NetVision Ltd. NetVision Ltd. ("NetVision") is one of Israel's largest Internet service providers, whose shares are traded on the TASE since May 2005. The Purchaser and the Company currently each hold approximately 38% of the voting power and equity interest in NetVision.

          In May 2005, the Company and the Purchaser each converted approximately $3.1 million of loans previously provided to NetVision into equity of NetVision, and $2.2 million in loans was repaid to each of us. In May 2005, immediately prior to the NetVision initial public offering on the TASE, the Company and the Purchaser also entered into a shareholders agreement pursuant to which, among other things, Purchaser and the Company agreed to vote all of our NetVision shares in favor of our respective nominees to the board of directors of NetVision. In September 2006, NetVision signed definitive agreements with the shareholders of (1) Barak I.T.C. (1995) International Telecommunications Services Corp. Ltd., an Israeli company and a subsidiary of Clal Industries and Investments Ltd., or Clal Industries, an affiliate of the Purchaser, and (2) GlobeCall Communications Ltd., an Israeli company and a wholly owned subsidiary of Purchaser. Pursuant to the agreements, at the closing, NetVision will purchase (1) from the Barak shareholders, all of Barak's issued share capital in exchange for NetVision shares


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          and (2) from Purchaser, all of GlobeCall's issued share capital in exchange for NetVision shares. If and when the closing of these transactions occurs, the Purchaser and Company will hold approximately 25.7% and 18.7% interests in NetVision, respectively. The consideration was based upon an estimated valuation of NetVision, as of June 30, 2006, of between 533 million NIS (approximately $124 million, based on an exchange rate of NIS 4.283 per United States dollar as of October 24, 2006) and 621 million NIS (approximately $145 million, based on the said exchange rate).

     o Galil Medical Ltd. Galil Medical Ltd., or Galil, a private company incorporated in Israel, is a provider of minimally invasive temperature-based therapies mainly for treatment of both benign and malignant diseases of the prostate and other urological diseases, such as kidney tumors and women health. The Company, the Purchaser and RDC currently hold approximately 22.3%, 20.5% and 39.6% interests in Galil, respectively.

     o Unity Wireless Corporation. Unity Wireless Corporation, or Unity, is a Delaware company engaged in the supply of wireless systems and coverage-enhancement solutions, whose shares are traded on the OTC Bulletin Board. The Purchaser, the Company, and RDC currently hold rights to acquire an insignificant equity interest in Unity, although some of our affiliates, once they are able to exercise certain rights to acquire an equity interest in Unity, may be deemed to beneficially own approximately 13.6% of Unity's outstanding shares.

     o Jordan Valley Semiconductor Ltd. Jordan Valley Semiconductor Ltd., or Jordan Valley, a private company incorporated in Israel, is a provider of inline metrology solutions with ultra thin film measurement capability and wide range of application coverage based on X-ray technology. Clal Industries, an affiliate of Purchaser, and the Company currently hold approximately 44.5% and 27.8% interests in Jordan Valley, respectively.

     o Teledata Networks Ltd. Teledata Networks Ltd., or Teledata, a private company incorporated in Israel, is a provider of access products and solutions for both traditional and next generation networks to telecom operators and service providers. Clal Industries is the largest limited partner of FBR Infinity II Ventures, a related venture capital fund, or Infinity. The Company and Infinity currently hold approximately 21.0% and 4.0% interests in Teledata, respectively. In May 2005, the Company and Infinity entered into a voting agreement pursuant to which they agreed to vote in concert with each other at meetings of shareholders of Teledata.

     o BrainsGate Ltd., or BrainsGate, a private company incorporated in Israel, is developing innovative technologies for neuro-stimulation treatments of brain diseases. The Company and Infinity currently hold approximately 22.0% and 5.0% interests in BrainsGate, respectively. In July 2005, the Company and


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          Infinity entered into a voting agreement pursuant to which they agreed to vote in concert with each other at meetings of shareholders of BrainsGate.


         Compensation of Company's Chairman. In 2001, Elron granted to Mr. Ami Erel, who served at the time as the Chief Executive Officer of Elron, an option which allows him to acquire up to 1.5% of any shares or other securities acquired by us in Wavion, Inc., a company in which the Company holds a 38.0% interest, and up to 0.75% of any shares or other securities acquired by the Company and through DEP in Galil (each an "Invested Company") (together, the "Option"). The Option shall be exercisable at the weighted average price of investments made by the Company with respect to any such Invested Company until the date of exercise of the Option. The Option shall be exercisable for a period of three years commencing on the later of January 1, 2000 or the date of the latest investment by the Company in the relevant Invested Company, provided that at the time of the Option exercise Mr. Erel is a director or an employee of the Company and that the Company has not sold or otherwise transferred to a third party the Company's securities in the relevant Invested Company.

         Mr. Erel shall be entitled to participate in a sale by the Company of shares which were, or are, subject to Mr. Erel's Option hereunder, by selling the same proportion of his shares along with the Company. The Company may require Mr. Erel to sell such shares together with a sale of shares by the Company. Sales by Mr. Erel of shares acquired upon exercise of the foregoing Options, which are not publicly traded, will require the Company's approval. To date, none of the foregoing options have been exercised.

         In December 1999, the Company's shareholders approved the grant to Mr. Erel of options to purchase up to 58,154 shares of the Company. The options were granted ratably over a period of three years commencing February 2000 and are exercisable for a period of three years, commencing two years after the date of the grant. The first and second amounts of Series 9 Options to purchase 38,768 of our ordinary shares, granted in February 2000 and 2001, have since expired. The per share exercise price of the third amount of Series 9 Options granted in February 2002 is $10.01. Upon exercise of the Series 9 Options, Mr. Erel is granted a number of shares reflecting the benefit component of the options exercised, as calculated at the exercise date.

         In March 2001, the Company's shareholders approved the grant to Mr. Erel of options to purchase up to 58,000 shares of the Company. The options were granted ratably over a period of three years commencing June 2001 and are exercisable for a period of three years commencing two years after the date of the grant. The first amount of 19,333 Series 11 Options was granted in June 2001 and expired in June 2006. The second amount of 19,333 Series 11 Options were granted in June 2002 and were exercised in December 2004 into 8,623 shares based upon a per share exercise price of $8.337. The third amount of 19,334 Series 11 Options were granted in June 2003. The per share exercise price of the Series 11 Options granted in June 2003 is $5.437. Upon exercise of the Series 11 Options, the option holder is granted a number of shares reflecting the benefit component of the options exercised, as calculated at the exercise date.


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         Based on the Company's share price of $11.78 as of October 20, 2006, the outstanding Series 9 Options and Series 11 Options are exercisable into an aggregate of 13,323 Ordinary Shares.

Indemnity; Directors' and officers' liability insurance. In 2001, the Company's shareholders approved the grant of letters of indemnification to the Company's directors and officers. The aggregate indemnification shall not exceed 25% of the Company's shareholders equity according to its consolidated financial statements for the year ended December 31, 2000, for all persons and cases to be indemnified. In addition, the Company undertook to exempt its directors and officers, to the extent permitted by law, from any liability towards the Company for any damage caused to the Company due to a breach of their duty of care.

In 2005, the Company's shareholders approved the purchase (and renewal) of a directors' and officers' liability insurance policy for its directors and officers from Clal Insurance Company Ltd., an affiliate of Purchaser, and separately approved the application of the said policy to Dori Manor, one of the Company's directors and a member of our board of directors, and any future director or officer of the Company who may be considered a "controlling shareholder" under the Companies Law. The maximum annual premium approved by the Company's shareholders was approximately $475,000, subject to increases of up to 25% per year for renewals of the policy. In June 2006, the Policy was renewed within the paramaters set forth above until December 31, 2007.

Except as set forth in this offer to purchase, neither the Company nor, to the best of its knowledge, any of the persons and entities listed on Schedule I, or any associate or majority owned subsidiary of Purchase, has effected any transaction in the shares of the Company during the past 60 days, except for transactions in the open market made in the ordinary course of business by provident funds, mutual funds, pension funds, insurance policies and/or similar financial bodies, which are managed by companies controlled by Clal Insurance.

Item 4. The Solicitation or Recommendation.

The Company's board of directors has decided to refrain from expressing an opinion on the advisability of the Offer for the following reasons:

     1. The Offer concerns a transaction between shareholders and the Purchaser and the advisability of such an Offer depends upon individual circumstances and interests of each shareholder, the details of which are unknown to the board of directors, including tax and financial factors such as each shareholder's desire to sell its shares in the Company and the purpose of each shareholder's investment in the Company;

     2. The Company operates in various high tech fields which are characterized by a high level of uncertainty and volatility in valuations, and therefore it is difficult to evaluate the Offer; and


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     3. Under Israeli law, the Company is not obliged to express an opinion on the advisability of the Offer.

     After making reasonable enquiry, no executive officer, director, affiliate or subsidiary of the Company currently intends to participate in the Offer.

Item 5.  Person/Assets Retained, Employed, Compensated or Used.

None.

Item 6. Interest in Securities of the Subject Company.

Neither the Company nor any of its officers, directors, affiliates or subsidiaries have effected any transactions in Ordinary Shares during the past 60 days except for transactions in the open market made in the ordinary course of business by provident funds, mutual funds, pension funds, insurance policies and/or similar financial bodies, which are managed by companies controlled by Clal Insurance.
..

Item 7. Purposes of the Transaction and Plans or Proposals.

No negotiation is being undertaken or is underway by the Company in response to the Offer which relates to: (1) any tender offer for or other acquisition of the Company's securities; (2) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company; (3) any purchase, sale or transfer of a material amount of assets of the Company or any subsidiary of the Company; or (4) any material change in the present dividend rate or policy, or indebtedness or capitalization, of the Company. Except as described in Item 3 above (the provisions of which are hereby incorporated by reference), there are no transactions, board resolutions, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the events referred to in the first sentence of this Item 7 above.

Item 8. Additional Information.

Not applicable.

Item 9. Exhibits.

(a)(1) The Company's press release dated October 31, 2006.
(e) None.
(g) None.


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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: October 31, 2006             ELRON ELECTRONIC INDUSTRIES LTD.

                                            By:      /s/ Doron Birger
                                                     ---------------------------
                                            Name:    Doron Birger
                                            Title:   President & Chief Executive
                                                     Officer


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